Exhibit 99.1
News release via CNW Telbec, Montreal 514-878-2520

     Attention Business/Financial Editors:
     ACE Aviation Holdings Inc. sells its remaining units of Aeroplan Income
     Fund and Jazz Air Income Fund

     MONTREAL, May 28 /CNW Telbec/ - ACE Aviation Holdings Inc. (ACE)
announced today that it has sold in the market a total of 19,892,088 units of
Aeroplan Income Fund for total net proceeds to ACE of approximately
$349.3 million and a total of 11,726,920 units of Jazz Air Income Fund for total net proceeds to ACE of approximately $85.0 million. ACE retains no further interest in Aeroplan Income Fund and Jazz Air Income Fund.

     ABOUT ACE AVIATION HOLDINGS INC.

     ACE is a holding company of various aviation interests including Air
Canada and ACTS.

     CAUTION REGARDING FORWARD-LOOKING INFORMATION
     -------------------------

     Certain statements in this news release may contain forward-looking statements. These forward-looking statements are identified by the use of terms and phrases such as "anticipate", "believe", "could", "estimate",
"expect", "intend", "may", "plan", "predict", "project", "will", "would", and similar terms and phrases, including references to assumptions. Such statements may involve but are not limited to comments with respect to strategies, expectations, planned operations or future actions.
     Forward-looking statements, by their nature, are based on assumptions and are subject to important risks and uncertainties. Any forecasts or forward-looking predictions or statements cannot be relied upon due to, amongst other things, changing external events, general uncertainties of the business and matters that are not within the control of ACE. Such statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements to differ materially from those expressed in the forward looking statements. The forward-looking statements contained herein represent ACE's expectations as of the date they are made and are subject to change after such date. However, ACE disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required under applicable securities regulations.
     %SEDAR: 00001324EF          %CIK: 0001295721

     /For further information: Contacts for ACE: Isabelle Arthur (Montreal),
(514) 422-5788; Angela Mah (Vancouver), (604) 270-5741; Peter Fitzpatrick
(Toronto), (416) 263-5576; aceaviation.com/
     (ACE.A. ACE.B.)

CO:  ACE AVIATION HOLDINGS INC.

CNW 17:14e 28-MAY-08